

August 26, 2010

Steven E. Trager
President and Chief Executive Officer
Republic Bancorp, Inc.
601 West Market Street
Louisville, Kentucky 40202

>   **Re:** **Republic Bancorp, Inc.**
>   **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
>   **Quarterly Report on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
>   **Filed March 11, 2010, April 23, 2010 and July 26, 2010**
>   **File No. 000-24649**

Dear Mr. Trager:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Provision for Loan Losses – 2009 vs. 2008, page 62

1.   We note disclosure on page five that prior to the fourth quarter of 2009, single family residential real estate loans were originated in amounts up to 90% of appraised value in all geographic areas other than Florida. Additionally, you state that you commonly included home equity lines of credit in conjunction with the first lien origination, often increasing the loan to value relationship to 100%. Given that home equity loans represent your third largest loan concentration as of December 31, 2009 and that net charge-offs during 2009 were in excess of both your ending allocated allowance for loan losses as of both December 31, 2008 and 2009 for this loan portfolio concentration, please tell us and revise your future filings to address the following:

- Provide a more robust description of your allowance methodology for your home equity loan portfolio. Specifically disclose how you take into consideration changes in housing prices and the resulting changes in homeowners' equity in the collateral in determining your allowance for loan losses for home equity loans. In this regard, discuss the basis for your assumptions about changes in housing prices and explain how collateral valuations are incorporated into your model given that you evaluate these loans as a pool rather than on a loan-by-loan basis.
- We also note that you generally sell residential real estate loans with fixed terms. Please discuss your allowance methodology for home equity loans that are retained in your loan portfolio.

Non-Performing Loans, page 66

2.   We note your disclosure on page 67 that for commercial real estate and real estate construction loans in addition to a secured interest in the underlying collateral in many cases you obtain personal guarantees from principal borrowers. Please tell us the following with respect to your commercial real estate and real estate construction loans:

- Tell us whether you have any loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.
- To the extent you extend these loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring.
- Tell us how you evaluate the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed.
- Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee.
- Quantify the dollar amount of loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

3.   As a related matter, please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals, in order to estimate the fair value of the collateral at the end of each reporting period. Lastly, please discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Item 8. Financial Statements and Supplementary Data
Note 3. Loans and Allowance for Loan Losses, page 101

4.   We note disclosure of your troubled debt restructurings (TDRs) disclosures and related specific reserves as of December 31, 2009 and also in subsequently filed Forms 10-Q. Please tell us and revise your future filings to include the following disclosures:

   • Separately present TDRs differentiated by loan type and classified as accrual or non-accrual;
   • Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;
   • We note that these TDRs have specific reserves. Please discuss how restructured loans impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology; and
   • Quantify the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions.

Item 11. Executive Compensation

5.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn S. McHale